Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and
Preferred Dividends and Distributions

(In thousands)

	Years Ended December 31,
	2004	2005	2006	2007	2008
Earnings
Pretax income from continuing operations	4,541	4,694	26,963	27,733	41,999
Preferred dividends	—	—	2,945	3,128	3,128
Fixed Charges
Interest expense	16,350	24,514	31,610	37,940	38,640
Estimated interest expense within rental expense (1)	165	181	207	217	220

Total fixed charges and Preferred dividends	16,515	24,695	34,762	41,285	41,988

Earnings Before Fixed Charges and Preferred Dividends	$21,056	$29,389	$61,725	$69,018	$83,987

Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions	1.27	1.19	1.78	1.67	2.00

(1)  All rental expense is derived from operating leases. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30%, the office rent for each of the years ended, as indicated above.